# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Exceptionalism Acquisition Corp. A, CIK 0002079173
CUSIP: G0273J101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 506 Santa Cruz Ave., Suite 300, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079752

## Reporting persons
- AEXA Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14,660,714; sole dispositive power 0; shared dispositive power 14,660,714; aggregate amount beneficially owned 14,660,714 (29.6% of the class)
  Comment: (1) Reflects (i) 175,000 Class A ordinary shares of American Exceptionalism Acquisition Corp. A (the "Company"), par value $0.0001 per share ("Class A Ordinary Shares") and (ii) 14,485,714 Class A Ordinary Shares, issuable upon conversion of 14,485,714 Class B ordinary shares of the Company, par value $0.0001 per share ("Class B Ordinary Shares"). As described in the Company's Registration Statement on Form S-1, as amended (File No. 333-289701), under the heading "Description of Securities - Founder Shares," Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on or prior to the tenth anniversary of the Company's initial business combination, upon the earlier of (A) the Company meeting certain share price performance thresholds following the completion of its initial business combination, and (B) subsequent to the completion of its initial business combination, the date on which a change of control occurs, in each case, on a one-for-one basis, subject to adjustment as provided therein. AEXA Sponsor LLC (the "Sponsor") is the record holder of the shares reported herein. The Sponsor is managed by its manager, Chamath Palihapitiya. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings LLC ("SC SPAC Holdings"), which is controlled by Mr. Palihapitiya. Mr. Palihapitiya and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be. Each of Mr. Palihapitiya and SC SPAC Holdings disclaims beneficial ownership of the shares held by the Sponsor, except to the extent of such person's pecuniary interest therein.
  
  (2) The calculation assumes that there is a total of 49,460,714 Class A Ordinary Shares outstanding, which is the sum of (i) the 34,675,000 Class A Ordinary Shares outstanding as of November 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the "Report"), and (ii) the 14,785,714 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares, including the Class B Ordinary Shares held by the Sponsor.
- SC SPAC Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 14,660,714; sole dispositive power 0; shared dispositive power 14,660,714; aggregate amount beneficially owned 14,660,714 (29.6% of the class)
  Comment: (1) Reflects (i) 175,000 Class A Ordinary Shares and (ii) 14,485,714 Class A Ordinary Shares, issuable upon conversion of 14,485,714 Class B Ordinary Shares. As described in the Company's Registration Statement on Form S-1, as amended (File No. 333-289701), under the heading "Description of Securities - Founder Shares," Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on or prior to the tenth anniversary of the Company's initial business combination, upon the earlier of (A) the Company meeting certain share price performance thresholds following the completion of its initial business combination, and (B) subsequent to the completion of its initial business combination, the date on which a change of control occurs, in each case, on a one-for-one basis, subject to adjustment as provided therein. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its manager, Chamath Palihapitiya. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Mr. Palihapitiya and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be. Each of Mr. Palihapitiya and SC SPAC Holdings disclaims beneficial ownership of the shares held by the Sponsor, except to the extent of such person's pecuniary interest therein.
  
  (2) The calculation assumes that there is a total of 49,460,714 Class A Ordinary Shares outstanding, which is the sum of (i) the 34,675,000 Class A Ordinary Shares outstanding as of November 14, 2025, as reported in the Report, and (ii) the 14,785,714 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares, including the Class B Ordinary Shares held by the Sponsor.
- Chamath Palihapitiya: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 14,660,714; sole dispositive power 0; shared dispositive power 14,660,714; aggregate amount beneficially owned 14,660,714 (29.6% of the class)
  Comment: (1) Reflects (i) 175,000 Class A Ordinary Shares and (ii) 14,485,714 Class A Ordinary Shares, issuable upon conversion of 14,485,714 Class B Ordinary Shares. As described in the Company's Registration Statement on Form S-1, as amended (File No. 333-289701), under the heading "Description of Securities - Founder Shares," Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on or prior to the tenth anniversary of the Company's initial business combination, upon the earlier of (A) the Company meeting certain share price performance thresholds following the completion of its initial business combination, and (B) subsequent to the completion of its initial business combination, the date on which a change of control occurs, in each case, on a one-for-one basis, subject to adjustment as provided therein. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its manager, Chamath Palihapitiya. A majority of the voting interests of the Sponsor are held by SC SPAC Holdings, which is controlled by Mr. Palihapitiya. Mr. Palihapitiya and SC SPAC Holdings may be deemed to beneficially own shares held by the Sponsor by virtue of their direct or indirect interests in the Sponsor or their shared control over the Sponsor, as the case may be. Each of Mr. Palihapitiya and SC SPAC Holdings disclaims beneficial ownership of the shares held by the Sponsor, except to the extent of such person's pecuniary interest therein.
  
  (2) The calculation assumes that there is a total of 49,460,714 Class A Ordinary Shares outstanding, which is the sum of (i) the 34,675,000 Class A Ordinary Shares outstanding as of November 14, 2025, as reported in the Report, and (ii) the 14,785,714 Class A Ordinary Shares issuable upon conversion of the outstanding Class B Ordinary Shares, including the Class B Ordinary Shares held by the Sponsor.

## Item 1. Issuer
Name of issuer: American Exceptionalism Acquisition Corp. A
Address of issuer's principal executive offices: 506 Santa Cruz Ave., Suite 300 Menlo Park, CA 94025

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly pursuant to 240.13d-1(k)(1) on behalf of each of the following persons (collectively, the "Reporting Persons"):

1. AEXA Sponsor LLC

2. SC SPAC Holdings LLC

3. Chamath Palihapitiya
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o American Exceptionalism Acquisition Corp. A, 506 Santa Cruz Ave., Suite 300 Menlo Park, CA 94025
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: None.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AEXA Sponsor LLC: By:, Chamath Palihapitiya, Manager (11/14/2025)
- SC SPAC Holdings LLC: By: SC Master Holdings, LLC, its sole member, Chamath Palihapitiya, Manager (11/14/2025)
- SC SPAC Holdings LLC: By: Social Capital Group LLC, its sole member, Chamath Palihapitiya, Manager (11/14/2025)
- SC SPAC Holdings LLC: By:, Chamath Palihapitiya, Manager (11/14/2025)
- Chamath Palihapitiya: /s/ Chamath Palihapitiya, Chamath Palihapitiya (11/14/2025)
Comment: Exhibit Index

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.